FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated May 10, 2004, titled “CN closes transaction to acquire rail and marine holdings of Great Lakes Transportation LLC”.

Item 1

News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN closes transaction to acquire rail and marine
holdings of Great Lakes Transportation LLC

MONTREAL, May 10, 2004 — CN today completed its acquisition of the rail and marine holdings of Great Lakes Transportation LLC (GLT).

CN will now commence the step-by-step integration of two railroads and a rail switching company into its 17,500-mile North American system. The railroads are:

  The 212-mile Duluth, Missabe and Iron Range Railway Company (DM&IR) – the Class II railroad is a common carrier of pelletized iron ore in Minnesota and Wisconsin;

  The Class II Bessemer and Lake Erie Railroad Company (B&LE), which carries primarily coal, iron ore and limestone between the Lake Erie port of Conneaut, Ohio, and steel mills in the Pittsburgh area;

  The Pittsburgh & Conneaut Dock Company (P&C Dock) – a Class III switching railroad that performs ship-to-rail and rail-to-ship bulk transfer operations for the B&LE at three docks at Conneaut.

As part of the transaction, CN has also acquired Great Lakes Fleet, Inc. – a non-railroad company with eight Great Lakes vessels transporting bulk commodities, principally for the United States steel industry. Under a demise charter and vessel management agreement, Keystone Shipping Co. of Bala Cynwyd, Pa., will operate the ships.

CN announced October 20, 2003, an agreement with GLT - a company controlled by The Blackstone Group - to purchase GLT’s assets for US$380 million subject to regulatory approvals. All of the requisite approvals have now been obtained.

E. Hunter Harrison, president and chief executive officer of CN, said: “Our acquisition of the GLT carriers is good for our network and good for our customers. CN will enjoy new efficiencies in network performance, and become a major player in the bulk commodities stream for the United States steel industry.

“Western Canadian shippers will benefit from improved traffic flows in our NAFTA corridor between Winnipeg and Chicago. At the same time, the mining community in the Mesabi Range will have access to CN, a railroad with the financial wherewithal to invest in freight cars, locomotives, dock facilities and capital works that underpin a crucial supply chain for the steel industry.”

The acquisition of the DM&IR gives CN ownership of a key 17-mile segment of track in the Duluth, Minn./Superior, Wis., area, as well as a rail line parallel to its own line in the 64-mile rail corridor north of the two cities. This will improve CN’s train dispatching in Duluth/Superior region and enable the company to avoid capital expenses it would otherwise incur for improvements to its existing line in the rail corridor.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: May 11, 2004	By:	/s/ Sean Finn

Name: Sean Finn Title: Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary